EXHIBIT 99.1

SCHOOL SPECIALTY, INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

FISCAL YEARS ENDED APRIL 24, 2004, APRIL 30, 2005 AND APRIL 29, 2006

Description	Date	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period	Date
Allowance for doubtful accounts	April 26, 2003	3,796,000	409,000	2,623,000	(a)	(201,000	) (b)	6,627,000	April 24, 2004
	April 24, 2004	6,627,000	945,000	84,000	(a)	(3,591,000	) (b)	4,065,000	April 30, 2005
	April 30, 2005	4,065,000	1,243,000	583,000	(a)	(2,011,000	) (b)	3,880,000	April 29, 2006

Restructuring reserve	April 26, 2003	457,000	—	—		(216,000)		241,000	April 24, 2004
	April 24, 2004	241,000	—	—		(241,000)		—	April 30, 2005
	April 30, 2005	—	4,002,000	—		(1,673,000)		2,329,000	April 29, 2006

(a)	Allowance for doubtful accounts acquired in purchase acquisitions.
(b)	Represents write-offs of uncollectable accounts receivable offset by recoveries of previously written-off accounts receivable.